UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PATIENT SAFETY TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

070322H106

(CUSIP Number)

Michael Hutchinson

General Counsel

Stryker Corporation

2825 Airview Boulevard

Kalamazoo, Michigan 49002

(269) 385-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Andrew W. Ment

Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018

(212) 841-1000

December 31, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

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1	Names of reporting persons STRYKER CORPORATION
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Michigan
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 12,540,397*
	9	Sole dispositive power 0
	10	Shared dispositive power 12,540,397*
11	Aggregate amount beneficially owned by each reporting person 12,540,397*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 28.2%*
14	Type of reporting person (see instructions) CO

*	Beneficial ownership of the common stock, par value $0.001 per share (“Patient Safety Common Stock”), of Patient Safety Technologies Inc., a Delaware corporation (“Patient Safety”), is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such Patient Safety Common Stock by virtue of the Voting Agreement described in Item 4 of this Schedule 13D (the “Voting Agreement”). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Patient Safety Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership thereof is expressly disclaimed. The percentage calculation is based on 38,861,508 shares of Patient Safety Common Stock issued and outstanding as of December 31, 2013, (as provided by Patient Safety) and 2,460,000 shares of Patient Safety Common Stock issuable upon exercise of options and warrants that are held by Supporting Stockholders (as defined below) and 3,100,800 shares of Patient Safety Common Stock issuable upon conversion of 23,256 shares of Patient Safety Series B Preferred Stock that are held by Supporting Stockholders.

SCHEDULE 13D

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SCHEDULE 13D

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share, of Patient Safety Technologies, Inc., a Delaware corporation (“Patient Safety”). Patient Safety’s principal executive offices are located at 15440 Laguna Canyon Road, Suite 150, Irvine, California 92618.

Item 2.	Identity and Background

This Schedule 13D is being filed on behalf of Stryker Corporation, a corporation organized under the laws of the State of Michigan (“Stryker”).

The principal business address of Stryker is 2825 Airview Boulevard, Kalamazoo, Michigan, 49002. The telephone number of Stryker is 269-385-2600. Stryker is one of the world’s leading medical technology companies, whose products include implants used in joint replacement and trauma surgeries; surgical equipment and surgical navigation systems; endoscopic and communications systems; patient handling and emergency medical equipment; neurosurgical, neurovascular and spinal devices; as well as other medical device products used in a variety of medical specialties.

The directors and executive officers of Stryker and their respective business addresses and citizenship are set forth in Schedule A hereto. During the last five years, neither Stryker nor, to the best of Stryker’s knowledge, any of the persons listed on Schedule A attached hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The total amount of funds required by Stryker to consummate the Merger (as defined below) pursuant to the Merger Agreement described in Item 4 (the terms of which are hereby incorporated by reference) is approximately $120 million, plus related fees and expenses. Stryker expects to fund these amounts from cash on hand. The Voting Agreement described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) was entered into among Stryker and the stockholders listed on the signature pages thereto (collectively, the “Supporting Stockholders”). The Supporting Stockholders entered into the Voting Agreement as an inducement to Stryker’s willingness to enter into the Merger Agreement. Stryker did not pay additional consideration to the Supporting Stockholders in connection with the execution and delivery of the Voting Agreement and thus no funds were used for such purpose.

Item 4.	Purpose of Transaction

On December 31, 2013, Stryker entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Patient Safety and PS Merger Sub Inc. (“Merger Sub”). In connection with the Merger Agreement, Stryker and the Supporting Stockholders also entered into a Voting Agreement, dated as of December 31, 2013 (the “Voting Agreement”).

Pursuant to the terms and subject to the conditions of the Merger Agreement, Merger Sub will merge with and into Patient Safety (the “Merger”) and Patient Safety will become a wholly owned subsidiary of Stryker. At the effective time of the Merger, each outstanding share of Patient Safety capital stock, other than shares owned by Patient Safety, Stryker, or Merger Sub, or by Patient Safety stockholders who have validly exercised their appraisal rights under Delaware law, will be converted into the right to receive $2.22 in cash without interest (in the case of Common Stock), $100.00 in cash (in the case of Series A Convertible Preferred Stock) and $296.00 in cash (in the case of Series B Convertible Preferred Stock). In addition, in the Merger, each vested and exercisable option to

SCHEDULE 13D

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acquire shares of Common Stock that is outstanding immediately prior to the Merger will be canceled and terminated in exchange for the right to receive a payment in cash equal to the product of (a) the total number of shares of Common Stock for which such option remains outstanding and unexercised prior to the effective time and (b) the excess (if any) of the Common Consideration (as defined in the Merger Agreement) over the exercise price of such option. All unvested options will become immediately vested and exercisable.

The consummation of the Merger is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including covenants by Patient Safety to conduct its business in the ordinary course during the interim period between the execution of the Merger Agreement and the consummation of the Merger, adoption of the Merger Agreement and approval of the Merger by Patient Safety’s stockholders, the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the obtainment of any governmental approvals that may be required, and the consummation of the Merger not being made unlawful under applicable laws or prohibited by any court of competent jurisdiction, and other customary closing conditions.

The Merger Agreement prohibits Patient Safety from soliciting or initiating discussions with third parties regarding other proposals to acquire Patient Safety and Patient Safety has agreed to certain restrictions on its ability to respond to such proposals, subject to the fulfillment of certain fiduciary requirements of Patient Safety’s Board of Directors under Delaware law. The Merger Agreement contains certain termination rights for Patient Safety including, in the event that Patient Safety receives a Superior Proposal (as defined in the Merger Agreement). In connection with the termination of the Merger Agreement under specified circumstances, including with respect to Patient Safety’s entry into an Agreement with respect to a Superior Proposal, Patient Safety is required to pay to Stryker a termination fee equal to $4,000,000.

The Merger Agreement contains representations, warranties and covenants of the parties customary for transactions of this type. The Merger Agreement is attached to provide investors with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Stryker or Patient Safety in Stryker’s or Patient Safety’s respective public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to Stryker or its subsidiaries or Patient Safety. The representations and warranties set forth in the Merger Agreement were negotiated with the principal purposes of (i) establishing the circumstances under which Merger Sub may have the right not to consummate Merger, or Stryker or Patient Safety may have the right to terminate the Merger Agreement, and (ii) allocating risk between the parties if those representations and warranties should prove to be inaccurate, rather than as statements of fact. The assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement among Stryker, Merger Sub and Patient Safety, and may be subject to important qualifications and limitations agreed to by Stryker, Merger Sub and Patient Safety in connection with the negotiated terms thereof. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date and may be subject to a contractual standard of materiality different from those generally applicable under federal securities laws. Patient Safety’s stockholders and other investors are not third party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Patient Safety, Stryker, Merger Sub or any of their respective subsidiaries or affiliates.

Voting Agreement

Concurrently with the execution of the Merger Agreement, Stryker and the Supporting Stockholders entered into the Voting Agreement, pursuant to which the Supporting Stockholders have agreed to vote the Subject Shares (as defined in the Voting Agreement) (i) in favor of the Merger Agreement or any amendment to the Merger Agreement which makes the Merger Agreement more favorable to the Supporting Stockholders, (ii) against any proposal in opposition to the Merger and (iii) against any competing proposals or transactions that would impede the Merger or result in a breach of the Merger Agreement. Pursuant to the Voting Agreement, the Supporting Stockholders also waived appraisal rights and provided an irrevocable proxy.

SCHEDULE 13D

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The Voting Agreement limits the ability of the Supporting Stockholders to sell or otherwise transfer, encumber or grant any proxies in respect of their Subject Shares (as defined in the Voting Agreement). The Voting Agreement and irrevocable proxy granted pursuant to the Voting Agreement will terminate upon certain circumstances, including upon termination of the Merger Agreement, the Effective Time (as defined in the Merger Agreement) or the date that Patient Safety’s board of directors effects a Change of Recommendation (as defined in the Merger Agreement).

Based on information provided by Patient Safety and the Supporting Stockholders, as of December 31, 2013, excluding options and warrants to purchase Patient Safety Common Stock and Patient Safety Series B Preferred Stock, the Supporting Stockholders beneficially owned in the aggregate 6,979,597 outstanding shares of Patient Safety Common Stock, representing approximately 17.96% of all shares of Patient Safety Common Stock outstanding as of December 31, 2013. Including 2,460,000 shares of Common Stock issuable upon exercise of outstanding options and warrants and 3,100,800 shares of Patient Safety Common Stock issuable upon conversion of 23,256 shares of Patient Safety Series B Preferred Stock, the Supporting Stockholders beneficially owned in the aggregate 12,540,397 shares of Patient Safety Common Stock, representing approximately 28.2% of all outstanding shares of Patient Safety Common Stock after giving effect to the exercise of such options and warrants and conversion of such preferred stock.

Upon the consummation of the Merger, Stryker intends to integrate the operations of the Patient Safety business into the operations of Stryker generally. Upon consummation of the Merger, the Patient Safety Common Stock will no longer be publicly traded and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

Except as set forth in this Schedule 13D, the Merger Agreement and the Voting Agreement, Stryker does not have, and to the best of Stryker’s knowledge, none of the individuals named in Schedule A hereto have, any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (i) of Item 4 of Schedule 13D (although Stryker reserves the right to develop such plans).

The description contained in this Item 4 of the transactions contemplated by the Merger Agreement and the Voting Agreement is qualified in its entirety by reference to the full texts of these Agreements, the terms of which are incorporated herein by reference to Exhibits 1 and 2, respectively, of this Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b)

As of the date hereof, Stryker own no shares of Patient Safety Common Stock. For purposes of Rule 13d-3 under the Exchange Act (“Rule 13d-3”), however, as a result of entering into the Voting Agreement, Stryker may be deemed to possess shared voting power and shared dispositive power over, and therefore beneficially own for purposes of Rule 13d-3, the 12,540,397 shares of Patient Safety Common Stock that are beneficially owned by the Supporting Stockholders. The 12,540,397 shares of Patient Safety Common Stock over which the Stryker may be deemed to have has shared voting and dispositive power represent approximately 28.2% of the shares of Patient Safety Common Stock outstanding. Notwithstanding the preceding, Stryker hereby disclaims beneficial ownership of such shares of Patient Safety Common Stock and this Schedule 13D shall not be construed as an admission that Stryker is, for any or all purposes, the beneficial owner of the securities covered by this Schedule 13D.

Upon the consummation of the Merger, the Stryker will have sole voting and dispositive power over such shares of Patient Safety Common Stock.

The calculation of the beneficial ownership percentages set forth in this Item 5(a) and Item 5(b) is based on 38,861,508 shares of Patient Safety Common Stock issued and outstanding as of December 31, 2013 (as provided by Patient Safety), 2,460,000 shares of Patient Safety Common Stock issuable upon exercise of options and warrants that are held by Supporting Stockholders and 3,100,800 shares of Patient Safety Common Stock issuable upon conversion of 23,256 shares of Patient Safety Series B Preferred Stock held by Supporting Stockholders.

SCHEDULE 13D

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(c) Except as described in this Schedule 13D, there have been no transactions in the shares of Common Stock effected by Stryker, or, to the best of Stryker’s knowledge, any person or entity identified on Schedule A hereto, during the last 60 days.

(d) Other than the Supporting Stockholders identified in Item 3 party to the Voting Agreement, to the best of the knowledge of Stryker, neither Stryker nor any of its respective directors and executive officers named in Schedule A hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Patient Safety Common Stock beneficially owned by Stryker.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. Other than the Merger Agreement and the Voting Agreement described above, to the best of Stryker’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Stryker, or any Stryker subsidiary or any person listed on Schedule A hereto, and any person with respect to the securities of Patient Safety, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan Agreements.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1.	Agreement and Plan of Merger, among the Stryker Corporation, PS Merger Sub Inc. and Patient Safety Technologies, Inc., dated December 31, 2013 (incorporated by reference to Exhibit 2.1 to Patient Safety’s Current Report on Form 8-K filed with the SEC on January 2, 2014)

Exhibit 2.	Form of Voting Agreement between Stryker Corporation and Stockholders of Patient Safety Technologies, Inc., dated December 31, 2013 (incorporated by reference to Exhibit 2.2 to Patient Safety’s Current Report on Form 8-K filed with the SEC on January 2, 2014)

SCHEDULE 13D

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Stryker Corporation

By:	/s/ William R. Jellison
Name:	William R. Jellison
Title:	Vice President, Chief Financial Officer
Date:	January 10, 2014

SCHEDULE 13D

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SCHEDULE A

DIRECTORS AND OFFICERS OF STRYKER

The name and current principal occupation or employment of each director and executive officer of Stryker are as set forth below. The business address and phone number of each such director and executive officer is 2825 Airview Boulevard, Kalamazoo Michigan, 49002, (269) 385-2600. Mr. Doliveux is a citizen of France. All other directors and officers set forth below are United States citizens.

Name	Present Principal Occupation Including Name and Address of Employer

Officers

Kevin A. Lobo	President, Chief Executive Officer and Director

Yin C. Becker	Vice President, Communications, Public Affairs and Strategic Marketing

Steven P. Benscoter	Vice President, Human Resources

Dean H. Bergy	Vice President, Corporate Secretary

Lonny J. Carpenter	Group President, Global Quality and Operations

David K. Floyd	Group President, Orthopaedics

Curtis E. Hall	Vice President and Chief Legal Officer

William R. Jellison	Vice President, Chief Financial Officer

Tony M. McKinney	Vice President, Chief Accounting Officer

Katherine A. Owen	Vice President, Strategy and Investor Relations

Timothy J. Scannell	Group President, MedSurg and Neurotechnology

Ramesh Subrahmanian	Group President, International

Directors

Howard E. Cox, Jr.	Advisory Partner, Greylock Partners

Srikant M. Datar	Arthur Lowes Dickinson Professor, Harvard Business School

Roch Doliveux	Chief Executive Officer & Chairman of the Executive Committee, UCB S.A.

Louise L. Francesconi	Chairman of the Tucson Medical Center Healthcare Board of Trustees

Allan C. Golston	President, United States Program for the Bill & Melinda Gates Foundation

Howard L. Lance	Executive Advisor to The Blackstone Group L.P.

William U. Parfet	Chairman & Chief Executive Officer, MPI Research, Inc.

Andrew K. Silvernail	Chairman & Chief Executive Officer, IDEX Corporation

Ronda E. Stryker	Vice Chair of Greenleaf Trust